Information to be Included in Statements Filed Pursuant to Rule
13d-1(b) and (c)and Amendments Thereto Filed Pursuant to Rule 13d-2(b)


                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                           SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                       (Amendment No. ___)*



                      UTOPIA MARKETING, INC.
                        (Name of Issuer)


                  Common Stock, par value $.001
                  (Title of Class of Securities)

                            795843101
                          (CUSIP Number)



   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 795843101             13G               Page 2 of 7 Pages


1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

     Samuel Edelman

2    Check the Appropriate Box if a Member of a Group   (a) [ ]
     (See Instructions)                                 (b) [ ]

3    SEC Use Only


4    Citizenship or Place of Organization

     USA


                           5         Sole Voting Power
NUMBER OF
SHARES                               2,542,822
BENEFICIALLY
OWNED BY                   6         Shared Voting Power
EACH
REPORTING                            None
PERSON
WITH                       7         Sole Dispositive Power

                                     2,542,822

                           8         Shared Dispositive Power

                                     None

9    Aggregate Amount Beneficially Owned by Each Reporting Person

     2,542,822

10   Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares                                                  [ ]
     (See Instructions)

11   Percent of Class Represented by Amount in Row (9)

     17.9%

12   Type of Reporting Person (See Instructions)

     IN

CUSIP No. 795843101             13G               Page 2 of 7 Pages


1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

     Louise Edelman

2    Check the Appropriate Box if a Member of a Group   (a) [ ]
     (See Instructions)                                 (b) [ ]

3    SEC Use Only


4    Citizenship or Place of Organization

     USA

                           5         Sole Voting Power
NUMBER OF
SHARES                               2,563,996
BENEFICIALLY
OWNED BY                   6         Shared Voting Power
EACH
REPORTING                            None
PERSON
WITH                       7         Sole Dispositive Power

                                     2,563,996

                           8         Shared Dispositive Power

                                     None

9    Aggregate Amount Beneficially Owned by Each Reporting Person

     2,563,996

10   Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares                                           [ ]
    (See Instructions)

11   Percent of Class Represented by Amount in Row (9)

     18.0%

12   Type of Reporting Person (See Instructions)

     IN

Item 1.

     (a)   Name of Issuer:

           Utopia Marketing, Inc.

     (b)   Address of Issuer's Principal Executive Offices:

           301 Clematis Street
           Suite 205
           West Palm Beach, FL  33401

Item 2.

     (a)  Name of Persons Filing:

          Samuel Edelman and Louise Edelman

     (b)  Address of Principal Business Office or if None,
          Residence:

          301 Clematis Street
          Suite 205
          West Palm Beach, FL  33401

     (c)  Citizenship:

          USA for all Reporting Persons

     (d)  Title of Class of Securities:

          Common Stock, par value $.001

     (e)  Cusip Number:

          795843101

Item 3.

     N/A

Item 4.   Ownership

     (1)(a)    Amount Beneficially Owned by Samuel Edelman:
               2,542,822


     (1)(b)    Percent of Class:   17.9%

     (1)(c)    Number of shares as to which such person has:

               (i)   Sole power to vote or to direct the vote:
                     2,542,822

               (ii)  Shared power to vote or to direct the vote:
                     None

               (iii) Sole power to dispose or to direct the
                     disposition of:  2,542,822

               (iv)  Shared power to dispose or to direct the
                     disposition of:   None

      (2)(a)   Amount Beneficially Owned by Louise Edelman:
               2,563,996

      (2)(b)   Percent of Class:  18.0%

      (2)(c)   Number of shares as to which such person has:

               (i)   Sole power to vote or to direct the vote:
                     2,563,996


                         Page 4 of 7 Pages

               (ii)  Shared power to vote or to direct the vote:
                     None

               (iii) Sole power to dispose or to direct the
                     disposition of:  2,563,996

               (iv)  Shared power to dispose or to direct the
                     disposition of:   None

Item 5.   Ownership of Five Percent or Less of a Class

          N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person

          None

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the
          Parent Holding Company

          N/A

 Item 8.Identification and Classification of Members of the Group

     N/A

Item 9.   Notice of Dissolution of Group

          N/A

Item. 10. Certification

          N/A















                         Page 5 of 7 Pages

                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 1999





                                      /s/Samuel Edelman
                                      Samuel Edelman




                                      /s/Louise Edelman
                                      Louise Edelman































                         Page 6 of 7 Pages

                             EXHIBITS



Exhibit A       Joint Filing Statement

                            Exhibit A

                      Joint Filing Agreement

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13G. This Joint Filing Agreement shall be included as an exhibit to such joint filing. In evidence thereof, each of the undersigned, being duly authorized, hereby execute this Agreement this 16th day of February, 1999.




                                          /s/Samuel Edelman
                                          Samuel Edelman




                                          /s/Louise Edelman
                                          Louise Edelman